FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

2

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 05-06 June 6, 2005

UPDATE ON ACTIVITIES IN TURKEY

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide the following update on the Company’s exploration and development activities in Turkey being carried out by the Company’s wholly owned subsidiary, Tüprag Metal Madençilik San ve Tic. Ltd. Sti. (“Tüprag”).

Development

Kisladag Gold Project

Construction at the Company’s 100% owned Kisladag gold mine in Uşak Province in western Turkey continues to move forward with major earthworks and mine infrastructure nearing completion.

Work began at Kisladag in September 2004 with preparation of infrastructure and support services for site construction, which began in mid December.  Since the revision of the Feasibility Cost Update to the Kisladag Feasibility Study (the “Update”) in May 2004 (ELD 04-06), and commencement of construction, changes in global market conditions have impacted both capital and operating cost forecasts for the Kisladag mine.  These factors combined with modifications in the engineering design incorporating aspects of the planned Phase II expansion have resulted in an increase in overall capital costs of approximately 25% (US$16.7 M) and  10% on life of mine operating costs (US$16/oz.).

Capital Cost Update

In conjunction with Merit Consultants International Inc. and Hatch the Company has prepared a revised capital cost estimate which reflects changes in economic conditions and project scope since the Update.

Description	M US$
Feasibility Budget May 2004	62.6
Phase II Construction Brought Forward	4.1
Update Control Budget May 2005	66.7

Budget Forecast to Completion May 2005	83.4
Capital Cost Increase	16.7
Impact due to Exchange Losses	4.4
Impact due to Inflation	6.1
Impact due to Scope Change	6.2

Increases in the budget forecast have resulted from the following issues:

•

Design changes made in Phase I to incorporate installation of facilities previously scheduled for the Phase II expansion; including the coarse ore stockpile, increased leach pad size to accommodate 3 years of production and additional capacity for fine ore screening.

•

Foreign exchange losses due to the significant strengthening of the Turkish Lira (“TL”) against the U.S. Dollar (“US$”) in 2004 and 2005 (approximately 11%).

•

A global increase in inflation rate adversely impacting foreign and domestic supply of goods and services.

•

A general increase in commodity and equipment costs due to high world market demand.

•

Modifications to project scope includes increases in earthworks, concrete and steel resulting from site conditions.

Operating Cost Update

The Company has prepared an update to the cash operating costs reflecting changes in commodity pricing, particularly fuel and cyanide supply.  Assumptions made in the life of mine operating costs are based on an average fuel price of US$45 barrel and sodium cyanide cost at US$1,350 per tonne.  The exchange rate of 1.5 TL to 1.0 US$ used in the preparation of the costs is believed to more accurately reflect the long term position of the TL in relation to the US$.

Life Of Mine Operating Costs per Tonne Ore	May 2004 Estimate US$/t	May 2005 Forecast US$/t
Mining	1.91	2.06
Process	1.53	1.78
General and Administrative	0.47	0.52
Transport & Refining	0.06	0.07
Cash Cost	3.97	4.43
Operating Costs (per Ounce)
Mining	78	84
Process	62	73
General and Administrative	19	21
Transport & Refining	2	3
Cash Cost	165	181

Diesel fuel makes up approximately 18% of the total cash cost, labour 12% and cyanide 9%.  Approximately 70% of the costs are TL based.  A change of US$5.00 per barrel of crude oil will result in a change in operating cost of approximately US$6.00 per ounce gold produced.

Construction Schedule

Final commissioning of the completed facility is now forecast for February 2006 compared with December 2005 as previously planned.  This delay is attributable to the impact of weather conditions through the 2004-2005 construction season and to the late delivery of major components relating to the primary crusher.  As a result, gold production for 2006 has been revised from 164,000 ounces to 144,000 ounces.

Efemcukuru Gold Project

The Company’s environmental engineers, Encon Environmental Consultancy, have completed the Environmental Impact Assessment Report for the Efemçukuru Project (the “EIA”).  The EIA is presently under review with the Ministry of Environment.

Exploration

AS Project

The Company has started the 2005 work programme both in western Turkey and in the Pontide Volcanic Belt.

At the AS Project in western Turkey, part of the Demir Joint Venture, an extensive zone of anomalous Au, Cu and Mo was identified during soil and rock chip sampling in 2004.  The host rocks are multiphase intrusives with tourmaline alteration, a similar environment to the Kisladag Gold Project deposit.

In April 2004, a road was constructed to provide access for drilling, outcrop mapping and sampling.  The best result of the chip sampling was 90 meters at 0.9 g/t Au, including 40 meters at 1.3 g/t.  The samples were also anomalous in copper and molybdenum.  The road cut ended in + 1 g/t material.

Work plans are to drill test this project during the third quarter of 2005 in conjunction with detailed mapping and ground geophysics.

Norman Pitcher, P. Geo., Vice President Exploration & Development, is the qualified person responsible for the technical disclosure in this press release.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

Paul N. Wright

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made in this release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the anticipated benefits of the proposed business combination, estimates relating to mineral reserves, future gold production and mine life, and other statements regarding future events on the Company’s or Afcan’s  properties, or otherwise relating to the Company or Afcan.  Forward-looking statements are subject to a variety of risks and uncertainties including but not limited to gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form,  Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Earl W. Price, Chief Financial Officer

Eldorado Gold Corporation

Phone: 604.601.6661 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email earlp@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com